FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 17, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Krisztina Förhécz, Matáv IR
+36 1 457 6029
Gyula Fazekas, Matáv IR
+36 1 457 6186
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0)207 282 2924

MATÁV AND IKO MEDIA GROUP TO FORM A JOINT HOLDING

BUDAPEST – June 16, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the Hungarian Telecommunications Company, today announced that it has made an agreement with IKO Media Group (IKO) to form a joint holding. The aim of this venture is to facilitate a common offering of interactive solutions and value added content services and to unite the stakes that both companies currently own in Hungarian RTL Television Company (M-RTL).

In order to offer services on a common basis in the area of interactive solutions and value added content services, Matáv and IKO agreed to found a joint media holding, the IKO-Matáv Media Holding Co. (Holding). Matáv and IKO will each have a 50% stake in the new company.  The owners will apportion their M-RTL shares to the Holding.  IKO will also apportion its shares held in other companies.

The transaction will not have any impact on Matáv’s financials: according to an agreement between both parties the consolidation process of M-RTL will remain unchanged for the time being. The transaction is expected to be finalised after the necessary approvals are made.

The Holding will, among others, be the 100% owner of IKO New Media Ltd., which offers interactive solutions and value added services such as SMS voting and televoting, and interactive television. In addition, due to the transfer of Matáv and IKO’s M-RTL shares, the company will be the second biggest owner of M-RTL with a 31% stake.  As a result of this transaction Matáv will increase its presence in content services and strengthen its role in commercial broadcasting, which also generates increasing traffic in the telecommunication services.

IKO is one of the leading production and new media companies in Hungary and currently owns 6% of M-RTL. Matáv currently has a 25% stake in M-RTL.

M-RTL is the leading commercial TV in Hungary broadcasting countrywide under the name of RTL Klub. The biggest shareholder of M-RTL is the RTL Group owned by Bertelsmann.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: June 17, 2004